UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37637

MIMECAST LIMITED

(Exact name of registrant as specified in its charter)

Jersey	001-37637	Not applicable
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Finsbury Avenue

London, EC2M 2PF

United Kingdom

(Address of principal executive offices)

(781) 996-5340

(Registrant’s telephone number, including area code)

Ordinary Shares, par value $0.012 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Mimecast Limited has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2022	By:	/s/ Rafeal Brown
	Name:	Rafeal Brown
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)